SWIRE PACIFIC

RECEIVED
2008 MAY -1 A 7:09
FFICE OF INTERNATIONAL
CORPORATE FINANCE

Our Ref: CSA/PAC1/24

22nd April 2008

BY REGISTERED AIRMAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation [redacted]
450 Fifth Street, N.W. [redacted]
Washington, DC 2054
USA

SUPPL

08002242

Dear Sirs,

Swire Pacific Limited
File No. 82-2184

Pursuant to our obligations under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are pleased to enclose herewith copy of the Company's announcement published on the websites of Hong Kong Exchanges and Clearing Limited and of the Company on 22nd April 2008.

Yours faithfully,
For SWIRE PACIFIC LIMITED

PROCESSED
MAY 06 2008 E
THOMSON

David Fu
Company Secretary

Encl.

c.c. Ms. Judy Kang, BONY NY (w/e, by email: judykang@bankofny.com)
Ms Kammy Yuen / Ms. Anna Jia, BONY HK (w/e, by hand)

DF/RK/sl
P:\RK\Pac\Pac\PAC1-24 SEHKNY\Letter 2008.doc

HONG KONG STOCK EXCHANGE FORMAL NOTICE

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

NOTICE OF LISTING ON
THE STOCK EXCHANGE OF HONG KONG LIMITED

SWIRE PACIFIC MTN FINANCING LIMITED
(incorporated with limited liability under the laws of the Cayman Islands) (the **Issuer**)

unconditionally and irrevocable guaranteed by
SWIRE PACIFIC LIMITED
(*incorporated with limited liability in Hong Kong*)

U.S.$100,000,000 6.25 per cent. Guaranteed Notes due 2018 (the **Additional Notes**)
(to be consolidated and to form a single series with the U.S.$400,000,000
6.250 per cent. Guaranteed Notes due 2018 (the **Original Notes**, together with the Additional Notes, the **Notes**))
(Stock Code: 1607)

to be issued under the Issuer's U.S.$2,500,000,000
Medium Term Note Programme (the **Programme**)

Joint Lead Managers

The Hongkong and Shanghai Banking Corporation Limited
J.P. Morgan Securities Ltd.

Application has been made to The Stock Exchange of Hong Kong Limited for the listing of, and permission to deal in, the Additional Notes as described in both the Offering Circular dated 27 September 2007 prepared in respect of the Programme and the pricing supplement dated 21 April 2008 prepared in respect of the Additional Notes. The Additional Notes are to be consolidated and to form a single series with the Original Notes. The pricing supplement relating to the Original Notes was executed on 15 April 2008. Permission to deal in the Notes is expected to become effective on 25 April 2008.

22 April 2008

As at the date of this notice, Directors of Swire Pacific MTN Financing Limited are M. Cubbon, D. L. Y. Ng, James E. Hughes-Hallett, Andrew M. Clarke, Verita Limited, Integra Limited and Reid Services Limited, Directors of Swire Properties Offshore Financing Limited are M. Cubbon, P.A. Kilgour, Verita Limited, Integra Limited and Reid Services Limited and Directors of Swire Pacific Limited are : Executive Directors: C.D. Pratt (Chairman), P.N.L. Chen, M. Cubbon, D. Ho, K.G. Kerr, J.R. Slosar, A. N. Tyler; Non-Executive Directors: Baroness Dunn, J.W.J. Hughes-Hallett, P.A. Johansen, Sir Adrian Swire; Independent Non-Executive Directors: T.G. Freshwater, C.K.M. Kwok, C. Lee, M. Leung, M.M.T. Yang, M.C.C. Sze.

SWIRE PACIFIC

Our Ref: CSA/PAC1/24

RECEIVED

2008 MAY -1 A 7:59

OFFICE OF INTERNATIONAL CORPORATE FINANCE

16th April 2008

BY REGISTERED AIRMAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

Dear Sirs,

Swire Pacific Limited
File No. 82-2184

Pursuant to our obligations under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are pleased to enclose herewith copy of the Company's announcement published on the websites of Hong Kong Exchanges and Clearing Limited and of the Company on 15th April 2008.

Yours faithfully,
For SWIRE PACIFIC LIMITED

David Fu
Company Secretary

Encl.

c.c. Ms. Judy Kang, BONY NY (w/e, by email: judykang@bankofny.com)
Ms Kammy Yuen / Ms. Anna Jia, BONY HK (w/e, by hand)

DF/RK/sl
P:\RK\Pac\Pac\PAC1-24 SEHKNY\Letter 2008.doc

Swire Pacific Limited
Company Secretary's Department
35/F Two Pacific Place 88 Queensway Hong Kong GPO Box 1 HK Tel (852) 2840 8867 Fax (852) 2845 5445

HONG KONG STOCK EXCHANGE FORMAL NOTICE

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

NOTICE OF LISTING ON
THE STOCK EXCHANGE OF HONG KONG LIMITED

SWIRE PACIFIC MTN FINANCING LIMITED
(incorporated with limited liability under the laws of the Cayman Islands) (the **Issuer**)

unconditionally and irrevocable guaranteed by
SWIRE PACIFIC LIMITED
(incorporated with limited liability in Hong Kong)

U.S.$400,000,000 6.25 per cent. Guaranteed Notes due 2018 (the **Notes**)
(Stock Code: 1607)

to be issued under the Issuer's U.S.$2,500,000,000
Medium Term Note Programme (the **Programme**)

Joint Lead Managers

The Hongkong and Shanghai Banking Corporation Limited
J.P. Morgan Securities Ltd.

Application has been made to The Stock Exchange of Hong Kong Limited for the listing of, and permission to deal in, the Notes as described in both the Offering Circular dated 27 September 2007 prepared in respect of the Programme and the pricing supplement dated 15 April 2008 prepared in respect of the Notes. Permission to deal in the Notes is expected to become effective on 21 April 2008.

16 April 2008

As at the date of this notice, Directors of Swire Pacific MTN Financing Limited are M. Cubbon, D. L. Y. Ng, James E. Hughes-Hallett, Andrew M. Clarke, Verita Limited, Integra Limited and Reid Services Limited, Directors of Swire Properties Offshore Financing Limited are M. Cubbon, P.A. Kilgour, Verita Limited, Integra Limited and Reid Services Limited and Directors of Swire Pacific Limited are : Executive Directors: C.D. Pratt (Chairman), P.N.L. Chen, M. Cubbon, D. Ho, K.G. Kerr, J.R. Slosar, A. N. Tyler; Non-Executive Directors: Baroness Dunn, J.W.J. Hughes-Hallett, P.A. Johansen, Sir Adrian Swire; Independent Non-Executive Directors: T.G. Freshwater, C.K.M. Kwok, C. Lee, M. Leung, M.M.T. Yang, M.C.C. Sze.

END